EXHIBIT 21.1
SUBSIDIARIES OF ERA GROUP INC.

Subsidiary	Jurisdiction of Organization
Aeróleo Internacional LLC	Delaware
Aeróleo Taxi Aéreo S/A	Brazil
Apical Industries Inc.	California
Dart Aerospace Ltd.	Alberta, Canada
Dart Helicopter Services, Inc.	Delaware
Dart Holding Company Ltd.	Alberta, Canada
Era Aeroleo LLC	Delaware
Era Australia, LLC	Delaware
Era (BVI) Ltd.	British Virgin Islands
Era DHS LLC	Delaware
Era do Brazil LLC	Delaware
Era Helicopters (Bahamas) Ltd.	Bahamas
Era Helicopteros de Mexico S. de R.L. de C.V	Mexico
Era Helicopters (Mexico) LLC	Delaware
Era Helicopters, LLC	Delaware
Era Leasing LLC	Delaware
Era Med LLC	Delaware
Era Training Center LLC	Delaware
Hauser Investments Limited	British Virgin Islands
Heli-Tech, Inc.	Oregon
Heli-Union Era Australia Pty Ltd.	Australia
Offshore Helicopter Support Services, Inc.	Louisiana
Star Aviation Crewing Ltd.	British Virgin Islands
Sicher Helicopters SAS	Colombia